Exhibit 1

For further information:
Stock Symbol: AEM (NYSE, TSX)	Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES EXPLORATION UPDATE ON 2009 ACTIVITIES:

NEW GOLD DISCOVERY AT CUBIRO AT PINOS ALTOS

Toronto (September 08, 2009) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its 2009 exploration program.  New discoveries have increased the known size of the mineralized envelopes of several deposits and the Company expects to increase its total gold reserves and resources at the end of this year, over and above the amount mined during the year.  The Company’s $54 million 2009 exploration program is expected to result in approximately 221 kilometres of drilling using more than 35 rigs.  Close to 190 kilometres of exploration drilling have been completed through July, which is almost 85% of the 2009 program.  However, based on the success of the program to date, it is expected that additional expenditures will be authorized and the exploration programs expanded.

Highlights of the 2009 exploration program include:

•                  At Pinos Altos:

•                  New gold/silver zone discovered at Cubiro

•                  Sinter zone’s better-than-expected grade and thickness suggest open pit potential

•                  San Eligio zone extended laterally and at depth

•                  At Kittila:

•                  Deep drilling continued to confirm strong grades at depths below 600 metres at Suuri and expanded the underground resource envelope further to the north

•                  Near-surface gold mineralization extended further north and at depth at Rimpi

•                  At Meadowbank:

•                  Drilling results confirmed mineralization extensions and underground mining potential of the Goose South zone at depth

•                  In-fill drilling also confirmed the resource at Vault and extended the gold mineralization further north and east

“The ongoing extension of known gold zones at several deposits and the discovery of the new gold zone at Cubiro on the Pinos Altos property continue to demonstrate our ability to expand our reserve base through exploration,” said Sean Boyd, Vice-Chairman and CEO. “We expect this large and growing reserve base to be the foundation for continued expansion in gold production beyond 2010, as we complete several expansion studies at our recently constructed gold mines,” added Mr. Boyd.

Pinos Altos Exploration Update — Several Satellite Gold/Silver Deposits Taking Shape

At the Pinos Altos project in Mexico, over 39 kilometres of drilling in a total of 139 drill holes was completed by the end of July, focusing on three new mineralized structures.  The first drill program began in the spring on the newly discovered Cubiro zone and several drill holes returned encouraging results.  This zone is located approximately 10 kilometres northwest of Agnico-Eagle’s main Santo Nino pit.  It is also approximately two kilometres west of the Company’s new Creston Mascota project, where construction of an open pit, heap leach mine will begin in the fourth quarter of 2009.

The infill program at Sinter, a parallel zone approximately two kilometres to the north of the Santo Nino pit, is demonstrating a better average grade and thickness than anticipated and may result in the development of a new satellite open pit similar to Creston Mascota.  At San Eligio, another parallel zone less than one kilometre north of Santo Nino, the drilling program extended the mineralization at depth and along strike to the east and west.

http://www.agnico-eagle.com/files/PinosLocationGeology_Sep09.pdf

New Gold Discovery at Cubiro

The Cubiro mineralization is well exposed along the flanks of the Concheño valley and is similar to the other deposits on the Pinos Altos property.  These deposits tend to be quartz-calcite breccia vein systems with associated vein stockworks carrying gold and silver.  The Cubiro mineralization was discovered in several showings in the valley and in shallow historic workings that have been excavated along the most easterly vein outcrops.

http://www.agnico-eagle.com/files/CubiroPlanLongCross_Sep09.pdf

The northwest-striking, sub-vertical Cubiro mineralization forms an outcropping ridge, and has been followed along strike for approximately 850 metres.  Agnico-Eagle began to drill at the western part of the new Cubiro zone in May 2009.  To the end of July, a portable rig had drilled 3,600 metres in 19 holes.  The best results were from two holes with visible gold, CB-09-009 and CB-09-015.  CB-09-015 had two substantial intersections: 26 metres (all intersections are estimated true width) grading 2.4 grams per tonne (“g/t”) gold and 24.8 g/t silver, and 30 metres grading 4.4 g/t gold and 25.4 g/t silver.  Hole CB-09-009 returned 16.9 metres grading 2.3 g/t gold and 17.5 g/t silver.

The deposit remains open in all directions.  Road construction is underway and will provide better access to the Cubiro deposit, where two rigs are currently drilling.

Cubiro drill results

Drill hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)	Silver (g/t)
CB-09-007	69.0	105.0	18.9	1.58	14.8
CB-09-009	133.4	219.3	16.9	2.30	17.5
CB-09-013	68.5	171.0	21.4	1.84	21.4
CB-09-015	49.6	100.0	26.2	2.37	24.8
including	52.9	56.0	1.5	13.94	86.1
including	93.0	96.6	1.8	8.21	33.9
and	137.5	195.0	30.0	4.42	25.4
including	185.3	189.3	2.1	30.37	81.0
CB-09-016	209.5	224.7	6.4	3.67	35.6

Open Pit Potential At Sinter

The Sinter zone is associated with the Reyna de Plata gold structure, located 1.7 kilometres north of the main Santo Nino pit.  The sub-vertical mineralization has been followed along strike for almost 900 metres over a vertical depth of 350 metres and an estimated true width between 4 and 35 metres. The deposit remains open along strike and at depth.  Agnico-Eagle’s recent infill drilling has indicated that the Sinter zone could become a satellite, heap leach, low-grade, open pit deposit, similar to Creston Mascota.  The best intersections to date have been hole SIN-09-011, where 17.6 metres graded 3.3 g/t gold and 30.6 g/t silver, and hole SIN-09-024, where 17.8 metres graded 2.4 g/t gold and 39.7 g/t silver.

http://www.agnico-eagle.com/files/SinterLongCross_Sep09.pdf

With the aid of the new access road, built to allow completion of the infill drill program, a resource estimate is expected to be completed by the end of 2009.

Sinter drill results

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)	Silver (g/t)
SIN-09-006	174.0	204.0	27.5	1.14	17.4
including	182.0	186.0	3.7	4.64	61.2
SIN-09-007	228.0	261.1	24.4	1.12	16.3
including	237.9	243.0	3.8	2.80	49.4
SIN-09-010	252.0	264.0	7.8	2.08	4.2
SIN-09-011	172.5	192.0	17.6	3.32	30.6
SIN-09-013	156.1	173.0	15.0	1.52	21.1
SIN-09-016	112.5	138.6	18.4	1.10	18.5
SIN-09-022	219.3	242.8	16.1	1.62	25.9
SIN-09-024	70.0	89.0	17.8	2.42	39.7
SIN-09-026	198.5	225.4	18.2	1.71	20.5
including	209.0	215.0	4.1	4.50	47.7
SIN-09-031	180.5	216.8	28.5	1.66	7.5
SIN-09-033	154.0	193.3	35.0	1.11	9.6

Mineralization Extended At San Eligio

The infill drilling program that began last year at the San Eligio zone which is part of the main Pinos Altos mine deposit continues to reveal a promising, steeply dipping zone of gold and silver mineralization that is open laterally and at depth.  An initial reserve was estimated in 2008 for San Eligio, which included a combination of open pit and underground mining, with probable reserves of 1.4 million tonnes grading 2.6 g/t gold and 115 g/t silver, containing 118,000 ounces of gold and 5.2 million ounces of silver.  The highlights of the 2009 infill drill program are two high-grade intersections on the east side of the current reserves.  Hole PA-09-333 yielded 4.8 metres grading 24.3 g/t gold and 284.9 g/t silver above the current reserve area. One hundred metres further east of the reserve outline, hole PA-09-362 yielded 3.5 metres grading 4.3 g/t gold and 168 g/t silver.

In the western portion of the deposit, drilling has also filled in gaps, with hole PA-09-357 returning 5.5 metres grading 3.8 g/t gold and 162.0 g/t silver.

Deep exploration drilling outside and to the west of the current resource envelope returned some significant intercepts.  In particular, hole PA-09-354 yielded 4.0 metres grading 2.5 g/t gold and 120.0 g/t silver almost 200 metres below the current resource envelope.

At year end, a new reserve and resource estimate will be completed for San Eligio and it is expected that this zone will be incorporated into the overall mining plan and the current production expansion study at Pinos Altos.

http://www.agnico-eagle.com/files/SanEligioLongCross_Sep09.pdf

The table of drill highlights for San Eligio follows:

San Eligio drill results

Drill hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)		Silver (g/t)
PA-09-354	448.5	460.0	4.0	2.49		120.0
PA-09-357	165.0	171.1	5.5	3.80		162.0
PA-09-361	80.9	85.0	3.0	2.73		146.3
PA-09-362	34.0	37.8	3.5	4.27		168.2
PA-09-333	78.0	83.0	4.8	24.3	*	284.9

*uncut

Kittila Exploration Update — Deep Drilling Confirms Expansion Potential

http://www.agnico-eagle.com/files/KittilaLocation_Sep09.pdf

The mineralization at the Kittila mine in northern Finland continues to grow rapidly.  Kittila has significant potential for further resource to reserve conversion, as well as the potential to extend the known envelope of mineralization, especially below the Suuri and Roura deposits. Consequently, almost 40% of Agnico-Eagle’s drilling program in 2009 has been focused on Kittila and other sites in Finland.  To date, 56 kilometres of the planned 86 kilometres have been drilled on the Kittila mine site using 11 rigs.

http://www.agnico-eagle.com/files/KittilaPlanLongCross_Sep09.pdf

Suuri Zone

Open pit mining at the main Suuri zone is already underway and a ramp is being constructed to allow underground mining to begin in 2010.

A study is currently underway regarding the possibility of significantly expanding the operations.  To access the deeper ore would require sinking a mine shaft into the Suuri and adjacent Roura zones and expanding the processing plant.  To this end, six drills are currently testing Suuri and Roura at depth. The study is expected to be completed in the fourth quarter of 2009 and final review in the first quarter of 2010.

Three horizons have been outlined at depth in the Suuri Zone:  East, Central and West.  Most of the drilling has been in the East lens, with the resource-to-reserve conversion drilling this year focused below the existing reserve (i.e., at depths below 600 metres).  Results have confirmed the continuity of grades and thicknesses previously reported for this lens.  Significant results include hole SUU-09-005B, which intersected 14.7 metres grading 7.14 g/t gold, and hole SUU-09-004, which intersected 7.6 metres grading 8.32 g/t.

Some intercepts have confirmed the persistence of the Suuri Zone’s Central lens, such as hole SUU-08-003C, which had a 3.4-metre intercept grading 5.41 g/t gold. Similarly, hole SUU-08-001F returned two intervals corresponding to the Central lens at depth, which returned 3.5 g/t gold over 6.0 metres and 8.6 g/t over almost 10 metres.

Some of the most encouraging drill results to date, were on the northern edge of the Suuri Zone at depth, where it plunges beneath the Roura Zone.  Hole ROU-08-005 had two intersections in the East lens and a third believed to be in the Central lens of the Suuri Zone.  This is regarded as especially encouraging because it is outside the present resource model being considered for the Kittila production expansion study and deep underground reserve project.

Suuri Deep Extensions drill results

Drill Hole	Lens	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
SUU-09-004	East lens	1042.4	1058.4	7.6	8.32
SUU-09-005B	East lens	921.0	943.0	14.7	7.14
SUU-08-001F	Central lens	940.0	949.0	6.0	3.51
and	Central lens	957.0	971.0	9.5	8.57
SUU-08-003C	Central lens	910.0	915.0	3.4	5.41
SUU-08-009	East lens	850.0	856.0	3.1	3.49
SUU-09-002B	East lens	913.0	919.0	2.9	5.92
SUU-09-003D	East lens	962.0	969.0	3.5	3.85
ROU-08-003B	East lens	999.0	1007.0	3.2	3.26
ROU-08-005	East lens	857.0	864.2	3.2	3.85
and	East lens	974.0	981.0	3.2	3.80
and	Central lens	1012.4	1019.4	3.3	5.69
ROU-09-001	East lens	762.5	776.0	8.4	3.28

Rimpi Zone

A secondary objective of the 2009 drilling program was to extend the Kittila deposit northward from Rimpi (located adjacent to the Roura zone to the north).  The specific goals were to convert the inferred resources at Rimpi to reserves, as well as to determine the extent of the mineralization.  Results to date have been encouraging, as drilling has confirmed the grades and thicknesses in this area, generally ranging between 3 g/t to 5 g/t gold over 7 metres or more.  Some of the best results were at depth, with hole RCON-08-103 intersecting 5.5 metres grading 11.0 g/t gold.  Mineralization was also found in two holes on the northern limit of drilling, RIM-09-029 and RIM-09-032.  The mineralization remains open to the north at surface and shallowly plunges northward.

Several zones at Kittila remain open at depth and along strike, particularly in the Suuri Deep and Rimpi areas. Successful conversion drilling in these areas should have a positive effect on the economics of the current expansion study.

Rimpi drill results

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
RCON-08-103	367.5	377.5	5.5	11.0
RCON-08-182	90.5	97.4	3.7	4.2
RIM-09-007	359.0	370.1	7.7	3.4
RIM-09-020	333.0	338.0	3.0	3.8
RIM-09-029	410.0	420.0	5.6	8.0
RIM-09-032	278.0	290.0	6.5	4.8

Meadowbank Exploration Update — Mineralization Continues To Be Encountered Below Open Pit Reserves And Resources

Exploration activities at Meadowbank in 2009 were focused on mine site exploration adjacent to the main Portage and Goose Island gold deposits, regional exploration along the Meadowbank Trend (which hosts the bulk of the current gold reserves and resources), and also along the Northwest Trend (which hosts the PDF deposit). Results from this program will be incorporated into the expansion study currently underway.  To date, over 54 kilometres of drilling have been completed and up to seven diamond drills have been active at Meadowbank.  Some of the results are still pending.

http://www.agnico-eagle.com/files/MeadowbankGeology_Sep09.pdf

Meadowbank Minesite

Minesite exploration in 2009 (over 27,400 metres in 100 holes using four diamond drills) has focused on testing for near surface extensions to the current open pit reserves (particularly in the Goose Island area), converting resource to potential underground reserves at Goose South and testing for resource extensions along the Meadowbank mine trend southward.

Goose Island Open Pit Deposit Possibly Extended Southward

Near surface exploration immediately south of the Goose Island open pit deposit may result in a further expansion of the open pit reserve in this area.  Results received to date from the 23 drill hole (4,114 metre) campaign in 2009 suggest several potentially economic gold intersections.  A cluster of holes (G-09-77, G-09-81 and G-09-87) returned gold values of up to 5.6 g/t over 6.8 metres from an area that is relatively close to surface and within 100 metres south of the currently planned Goose Island open pit.  Upon receipt of pending results from several holes, the available information will be compiled in a review of the Goose Island open pit zone.

http://www.agnico-eagle.com/files/MeadowbankLongGooseCross_Sep09.pdf

Goose South Underground Zone potential

Drilling in the Goose South area, located immediately south of, and below, the Goose Island open pit reserve has been focused on converting inferred resources into reserves for a contemplated underground mine.  A total of 24 holes (11,038 metres) were drilled, primarily concentrated at depths between 150 and 500 metres over a 1.2 kilometre stretch.  The drilling was highly successful and appears to have defined a higher grade core, which is roughly 500 metres long and almost 300 metres deep (down to 500 metres).  The zone is still open at depth to the north and south.  Some of the better intercepts include hole G-09-20, which included 8.3 g/t gold over 5.0 metres at a depth of approximately 200 metres and hole G-09-11, which included 8.9 g/t gold over 3.0 metres almost 540 metres below surface.  The results of this portion of the program will be included in a review of the underground mining potential of the Goose South zone and will be incorporated into the Meadowbank expansion study.

Gosling Zone extended

The Gosling Zone lies roughly 400 metres south of the Goose Island open pit.  This year’s drilling campaign followed up previous results that traced a near-surface occurrence over a length of approximately 200 metres.  Several holes were drilled in 2009, which confirmed and extended the mineralization horizon more than 100 metres deeper than previously known, and towards the south. Some of the best results include 11.7 g/t over 2.8 metres in hole G09-54, located almost at surface and 2.7 g/t over 8.9 metres in hole G09-57 at a depth of approximately 75 metres below surface.  The zone is open at depth and to the south.

Meadowbank minesite drill results

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
Goose Island Open Pit
G-09-30	191.1	195.5	3.0	0.99
G-09-32	72.3	78.9	4.0	1.28
G-09-77	42.0	49.5	4.6	2.11
G-09-81	58.2	65.0	4.0	5.62
G-09-87	20.4	26.5	4.3	3.04
Goose South
G-09-11	592.5	598.6	3.0	8.87
G-09-14	493.5	505.7	7.0	3.89
G-09-17	526.8	534.0	3.0	4.35
G-09-20	453.0	462.0	5.00	8.28
G-09-21	472.3	478.0	3.0	1.55
and	431.0	437.0	3.8	3.82
and	461.5	467.0	3.0	4.62
G-09-23	185.0	189.9	3.2	4.47
Gosling
G-09-42	119.8	121.8	2.0	6.92
G-09-54	49.5	52.3	2.8	11.70
G-09-57	6.0	7.5	1.5	6.02 (top of hole)
and	174.4	176.2	1.8	2.26
and	163.1	172.0	8.9	2.71
including	166.5	172.0	5.5	3.94
G-09-58	86.6	94.5	4.6	5.78

Regional Exploration

The main target areas for regional exploration in 2009 were the Meadowbank Trend (mainly southward from the mine site, but also northward in the Vault deposit area) and the Northeast gold trend that crosses the property in the vicinity of the PDF deposit.  By the end of July, almost 27 km (127 drill holes) were drilled by up to four machines working during the winter-spring access on the Meadowbank property.  Since early June, exploration has consisted of regional helicopter-supported geophysics, prospecting and geologic mapping and diamond drilling using two rigs.

Meadowbank Trend — Developing South of the Minesite

Exploration along the Meadowbank Trend to the south had an objective of testing the south extension of the trend down to a depth of 200 metres.  Several holes on sections south of the Gosling zone returned significant results.  Drill hole GS-09-832 returned 3.1 g/t gold over 5.8 metres (including 4.1 g/t gold over 3.6 metres), and hole GS-09-834 returned 6.2 g/t gold over 4.4 metres (including 18 g/t gold over 1.4 metres).  The intersections occurred at depths of 100 to 200 metres below previous holes, which had negligible results.  Coupled with the Gosling results, these results suggest the existence of significant gold mineralization with open pit and underground potential along the Meadowbank trend south of the minesite.  This opens up exploration potential not only southward but also northward at depth below the Goose Island pit zone.

Future exploration, possibly from an underground ramp at Goose South will likely target these new sectors of gold potential.

Meadowbank Trend South drill results

Drill Hole	From (metres)	To (metres)	Core Length (metres)	Gold (g/t)
GS-09-832	338.4	344.2	5.8	3.10
GS-09-834	222.5	226.9	4.4	6.21

Estimated true width is 75% of core length.

Vault Deposit May Expand

At Vault, over 10 kilometres of drilling was completed over 35 drill holes, with the objective of completing the conversion of inferred resources within and immediately adjacent to the current pit design, as well as testing for further extensions to the mineralization.

Results from inside current pit shell

The resource to reserve conversion drilling was successful in confirming continuity and grade in and immediately around the current Vault pit shell and will likely convert inferred resources into reserves.  Drill hole VLT-09-287 returned a broad interval of 1.73 g/t gold over 55 metres, including 7.3 g/t gold over 3.0 metres.  Drill hole VLT-09-288A returned two significant intervals of 3.15 g/t gold over 11.1 metres and 1.67 g/t gold over 27.0 metres, while drill hole VLT-09-292 returned 2.59 g/t gold over 5.5 metres.

http://www.agnico-eagle.com/files/VaultPlanCross_Sep09.pdf

Vault drill results inside current pit shell

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
VLT-09-287	82.0	137.0	55.0	1.73
including	96.0	99.0	3.0	7.30
including	126.0	132.0	6.0	5.62
VLT-09-288A	112.8	123.9	11.1	3.15
and	137.0	164.0	27.0	1.67
VLT-09-292	92.7	138.0	45.3	1.27
and	149.5	155.0	5.5	2.59

Results from outside current pit shell

Twenty-five additional drill holes were completed under the pit shell in order to extend the resource envelope and to convert inferred resources into indicated resources.  While some results are still pending, the most significant results to date were holes VLT-09-275, VLT-09-284A and VLT-09-295.  Hole VLT-09-275 yielded 7.9 g/t gold over 6.6 metres within an envelope of almost 92 metres grading 1.1 g/t.  Similarly, hole VLT-09-284A returned a relatively thick 34.3 metres interval of 2.5 g/t gold including a higher grade interval of 9.8 g/t gold over 3.6 metres.  Hole VLT-09-295 yielded a similar higher grade interval of 4.7 g/t gold over 7.5 metres, including 6.2 g/t gold over 5.2 metres.

Vault drill results outside of current pit shell

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
VLT-09-275	219.0	310.6	91.6	1.11
including	260.4	267.0	6.6	7.88
VLT-09-284A	251.7	286.0	34.4	2.52
including	268.4	272.0	3.6	9.77
VLT-09-294	213.0	224.0		3.50
including	215.0	222.0		4.39
VLT-09-295	122.8	130.3	7.5	4.71
including	123.8	129.0	5.2	6.16

Several other holes were drilled outside of the current resource envelope for the purpose of extending the zone at depth and along strike.  The deepest hole (VLT09-303) returned 2.2 g/t gold over 6.0 metres. The most significant was hole VLT09-308, which returned 3.1 g/t gold over 28.5 metres, including a higher grade interval of 10.1 g/t gold over 4.5 metres, indicating that the zone is still open at depth and to the north.

Vault drill results outside the current resource envelope

Drill Hole	From (metres)	To (metres)	Estimated True Width (metres)	Gold (g/t)
VLT-09-303	527.0	533.0	6.0	2.15
VLT-09-308	381.5	410.0	28.5	3.12
including	405.5	410.0	4.5	10.05

Vault South Beginning To Take Shape

Vault South was one of the most significant discoveries made at Meadowbank in 2008.  The new zone has a style of gold mineralization similar to Vault, but lies about one kilometre to the southeast.  Eight new drill holes (1,724 metres) have been completed in 2009 on the Vault South target.

Drill hole VLTS-09-306, completed 50 metres south of the discovery hole (VLT-08-273 returned 2.6 g/t gold over 4.1 metres), intersected 1.0 g/t gold over 13 metres, including 2.4 g/t gold over 3.0 metres.  Hole VLTS-09-309, completed to the west of the discovery hole, intersected 0.9 g/t gold over 22.0 metres, including 2.4 g/t gold over 6.3 metres.  The initial results suggest that the mineralization is weaker towards the north.  Results for holes VLTS-09-313 through VLTS-09-317 are pending.  Future exploration in this area is warranted to further define this occurrence.

Vault South drill results

Drill Hole	From (metres)	To (metres)	Core Length (metres)	Gold (g/t)
VLTS-09-306	66.5	80.0	13.5	0.95
including	71.5	74.5	3.0	2.36
VLTS-09-309	47.0	69.0	22.0	0.89
including	53.2	59.5	6.3	2.41

Results are still pending from the mine site and regional exploration programs and will be compiled into the year-end resource and reserve estimates and the current expansion study for Meadowbank.  Plans for further Meadowbank exploration in 2009 and 2010 are also in progress.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s  largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 27 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Supplementary Information

Vault Drillhole Location Table

Drill Hole ID	N*	E	Z	Azimuth	Dip	Length of hole (metres)
VLT-09-275	4666.2	3550.5	4890.4	266.5	-69.9	357
VLT-09-284A	4804.6	3487.7	4889.9	267.2	-71.1	303
VLT-09-287	4770.9	3267.1	5037.8	267.6	-72.1	171
VLT-09-288A	4770.8	3330.6	5030.8	269.6	-71.4	201
VLT-09-292	4896.7	3336.1	5033.5	269.0	-70.7	210
and	4896.5	3324.0	4998.6	269.0	-71.0	210
VLT-09-294	5020.8	3377.3	4934.4	264.1	-71.5	291
VLT-09-295	5195.4	3214.1	5021.2	267.7	-70.8	219
VLT-09-303	5024.3	3771.1	4645.5	269.8	-67.0	585
VLTS-09-306	4326.7	4046.0	5075.0	265.5	-69.4	135
VLT-09-308	5146.6	3563.3	4769.1	271.2	-70.7	428
VLTS-09-309	4276.7	3990.8	5087.6	268.2	-70.5	138

* Coordinate System is local mine grid in metres

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828
Probable Mineral Reserve
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at September 8, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, the estimated timing of scoping studies, internal rates of return, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Form 20-F for the year ended December 31, 2008, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources

This press release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Date of most recent SEDAR Technical Report (NI 43-101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuahua, Mexico	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006.

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 11, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.